UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              1mage Software, Inc.
                                (Name of Issuer)

                         Common Stock, $.004 par value)
                         (Title of Class of Securities)

                                   45244 M 102
                                 (CUSIP Number)

                              S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                           1550 17th Street, Suite 500
                             Denver, Colorado 80202
                                 (303) 892-9400
                  (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 April 30, 2003
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No. 45244 M 102

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David R. DeYoung

(2)   Check the Appropriate Box if a Member of a Group*

      (a)  |_|
      (b)  |_|

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(3)   SEC USE ONLY

(4)   Source of Funds

      PF

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

(6)   Citizenship or Place of Organization

      U.S.

Number of Shares          (7)  Sole Voting Power        908,591
Beneficially Owned        (8)  Shared Voting Power            0
By Each Reporting         (9)  Sole Dispositive Power   908,591
Person With              (10)  Shared Dispositive             0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      908,591

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

(13)  Percent of Class Represented by Amount in Row (11)

      24.8%

(14)  Type of Reporting Person

      IN


                               AMENDMENT NO. 7 TO
                                SCHEDULE 13D FOR
                                DAVID R. DEYOUNG

Item 1.     Security and Issuer

            (a) $.004 par value Common Stock (the "Shares") of 1mage Software, Inc., 6025 S. Quebec Street, Suite 300, Englewood, Colorado 80111

Item 2.     Identity and Background

            (a)   Name: David R. DeYoung

            (b)   Business      6025 S. Quebec Street, Suite 300
                  Address:      Englewood, Colorado 80111

            (c)   Occupation:   President, Chief Executive Officer and Director
                                1mage Software, Inc.
                                6025 S. Quebec Street, Suite 300
                                Englewood, Colorado 80111

            (d)   Criminal Proceedings: None

            (e)   Civil Proceedings: None

            (f)   Citizenship: U.S.

Item 3.     Source and Amount of Funds or Other Consideration

            As a result of a loan to the Issuer made on April 1, 2003 by DEMALE, LLC, a Colorado limited liability company, of which Mr. DeYoung is a member with a one-third interest, Mr. DeYoung was issued 30,000 Shares on April 30, 2003. Based on the closing bid price on April 1, 2003 of $.23 per Share, Mr. DeYoung's Shares would be valued at $6,900. Mr. DeYoung also received on April 30, 2003 a five year warrant (the "Warrant") to purchase up to 30,000 additional Shares at $.18 per Share, which price was set by reference to 80% of the closing bid price on April 1, 2003, the effective date of the DEMALE, LLC Revolving Credit Loan Agreement (the "Agreement") under which DEMALE, LLC agreed to provide the Issuer with a line of credit up to $300,000.


Item 4.     Purpose of Transaction

            The Shares and Warrant were acquired for investment purpose.

            (a) Under certain circumstances as described in the Agreement, DEMALE, LLC may convert some or all of the amount then owed to DEMALE, LLC into Shares.
            (b)   None.
            (c)   None.
            (d)   None.
            (e)   None.
            (f)   None.
            (g)   None.
            (h)   None.
            (i)   None.
            (j)   None.

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Item 5.     Interest in Securities of the Issuer

            (a) 908,591 Shares of Common Stock (24.8%) beneficially owned (based on 3,274,597 Shares outstanding on May 1, 2003), which includes options to purchase 363,000 Shares and a warrant to purchase 30,000 Shares, exercisable within 60 days of April 30, 2003. Also, pursuant to Mr. DeYoung's employment agreement, he is entitled to receive a grant, at the fair market value of the Shares on the date of grant, of a sufficient number of ten year options as are necessary to permit him to retain the same percentage of beneficial ownership in the Company as he held on December 16, 1996. Excludes the following held by Mr. DeYoung's spouse, Mary Anne DeYoung, as to which beneficial ownership is disclaimed by Mr. DeYoung: 68,501 Shares owned directly, 2,000 Shares held as custodian for a minor child and options to purchase 309,800 Shares exercisable within 60 days of April 30, 2003.

            (b) Number of Shares as to which there is sole power to vote - 908,591; shared power to vote - 0; sole power to dispose - 908,591; shared power to dispose - 0.

            (c)   See Item 3.

            (d)   See Item 3.

            (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            DEMALE, LLC is a Colorado limited liability company with three members who share management of the company. The three members are Mr. DeYoung, the President, Chief Executive Officer and a director of the Issuer and a more than 10% shareholder of the Issuer, John G. Mazza, a director and more than 10% shareholder of the Issuer, and Spencer D. Lehman, a more than 10% shareholder of the Issuer.


Item 7.     Material to Be Filed as Exhibits

            The Revolving Credit Loan Agreement and Revolving Credit Master Note dated April 1, 2003 with DEMALE, LLC were filed as Exhibits 99.1 and
            99.2 to the Issuer's Form 8-K dated April 30, 2003, and are incorporated by reference herein.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 1, 2003                             /S/ DAVID R. DEYOUNG
                                                ------------------------------
                                                David R. DeYoung